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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53341 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Danske Markets Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue, 35th floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira Brofsky — 212 -293 -0600
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

| 290 W. Mt. Pleasant Avenue, Suite 3310 | Livingston | New Jersey | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Anders Iversen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

President and CEO
Title

**JENNIFER G OLSSON**
Notary Public, State of New York
No. 01OL6135072
Qualified in New York County
Commission Expires December 14, 20 21



Notary Public

This report ** contains (check all applicable boxes):

X  (a)  Facing Page.
X  (b)  Statement of Financial Condition.
···  (c)  Statement of Income (Loss).
···  (d)  Statement of Changes in Financial Condition.
···  (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
···  (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
···  (g)  Computation of Net Capital.
···  (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
···  (i)  Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
···  (j)  A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
···  (k)  A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X  (l)  An Oath or Affirmation.
···  (m)  A copy of the SIPC Supplemental Report.
···  (n)  A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

# DANSKE MARKETS INC.
## (A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2019

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**

## TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm ................................................................................... 1

Statement of Financial Condition ........................................................................................................ 2

Notes to Statement of Financial Condition ................................................................................... 3 - 9



CITRINCOOPERMAN®
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Danske Markets Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Danske Markets Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Danske Markets Inc.'s management. Our responsibility is to express an opinion on Danske Markets Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Danske Markets Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Danske Markets Inc.'s auditor since 2013.
Livingston, New Jersey
February 26, 2020

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

# DANSKE MARKETS INC.
## (A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)
## Statement of Financial Condition
**December 31, 2019**
**(expressed in U.S. dollars)**

ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,095,081 |
| Securities, at fair value | | 28,430,256 |
| Fixed assets, net | | 30,168 |
| Due from parent | | 12,329,710 |
| Prepaid taxes | | 588,102 |
| Deferred tax assets | | 535,192 |
| Receivables and other assets | | 459,616 |
| Total assets | $ | 44,468,125 |

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

| | | |
|---|---|---:|
| Accrued expenses | $ | 2,577,765 |
| Other liabilities | | 76,695 |
| Total liabilities | | 2,654,460 |

COMMITMENTS AND CONTINGENCIES (NOTES 4 AND 5)

STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common stock - $0.01 par value; 1,000 shares authorized, 10 shares issued and outstanding | | - |
| Additional paid-in capital | | 18,000,000 |
| Retained earnings | | 23,813,665 |
| Total stockholder's equity | | 41,813,665 |
| Total liabilities and stockholder's equity | $ | 44,468,125 |

*The accompanying notes are an integral part of this statement.*

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
December 31, 2019
(expressed in U.S. dollars)

## 1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company's primary business activities include acting as agent or riskless principal broker in the purchase and sale of foreign equities and debt securities between U.S. institutional investors and its Parent under SEC Rule 15a-6. The Company acts as agent for its Parent in interest rate derivative and foreign exchange transactions with U.S. and non-U.S. customers of its Parent. The Company also participates in securities underwritings and provides merger and acquisition advisory services. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. The Company maintains its office in New York. The books and records are maintained in U.S. dollars.

The Company has entered into Service Level Agreements ("SLA's") with its Parent under which the Parent provides various business support services to the Company. Such support services include information technology and back-office services which encompasses settlement of transactions, legal, accounting, audit and human resources (see Note 4).

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Revenue Recognition

Revenues are recorded pursuant to Accounting Standards Codification (ASC), Topic 606, *Revenue from Contracts with Customers* and several modifying Accounting Standards Updates (ASU's), collectively referred to as ASC 606. The core principle of these ASU's is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

### Investment Banking

Investment banking revenue includes gains, losses and fees, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, sales commissions and underwriting fees are recorded on a gross basis at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses are estimated at the time the underwriting is completed and adjusted to actual amounts when known.

### Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange on the date of transaction.

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Comparable Profits Transfer Pricing Method

The Company uses the Comparable Profits Method ("CPM") under section 482 of the Internal Revenue Code to determine an arm's length range of transfer prices for providing broker-dealer services to its Parent for its fixed income and derivatives products as well as providing sales and trading services for its foreign exchange products. The Company was benchmarked to a set of broadly comparable uncontrolled North American broker-dealer companies engaged in similar activities using net cost plus markup as the profit level indicator to determine an arm's length range of profitability for each service. The Company receives a service fee from the Parent calculated as fully loaded costs plus a markup for each activity.

### Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

|  | Estimated Life (Years) |
|---|---|
| Computer software and hardware | 3 |
| Telecommunications equipment | 3 |
| Furniture, fixtures and equipment | 3 |
| Leasehold improvements | Shorter of expected useful life or term of lease |

Expenditures for additions, renewals and betterment of property and equipment above $15,000 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is included in the results of operations.

### Income Taxes

The Company evaluates its uncertain tax positions using the provisions of Financial Accounting Standards Board ("FASB") guidance. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

### Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

## 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fails to Deliver/Receive and Receivable/Payable from (to) Customers

As an agent and/or riskless principal broker, the Company facilitates its customers' securities transactions on a DVP (delivery vs. payment)/RVP (receive vs. payment) basis only. Securities failed to deliver represent receivables for securities sold by customers that have not been delivered, the settlement date has passed, and the cash owed to customers has not been received. Securities failed to receive represent payables for securities purchased by customers not yet received, the settlement date has passed, and the customers have not paid for such securities.

### Fair Value Measurements

FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

### Recently Issued Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

## 3. INCOME TAXES

The Company's income tax expense for the year ended December 31, 2019, consisted of the following:

| | |
|---|---:|
| Current income tax expense | |
| U.S. Federal | $ 708,433 |
| U.S. State and local | 77,267 |
| | |
| Current income tax expense | 785,700 |
| Deferred income tax expense (Primarily U.S. Federal) | (175,583) |
| | |
| Income tax expense | $ 610,117 |

The Company's effective tax rate of 25.48% differs from the statutory rate of 21% due primarily to state and local taxes. The Company files a federal tax return on a standalone basis and combined New York State and New York City tax returns with its affiliates. The Company has calculated its financial statement taxes on a standalone basis pursuant to a tax sharing arrangement.

At December 31, 2019, the Company had no federal, state and local net operating loss carryforwards. The Company's deferred tax asset of $535,192 at December 31, 2019, is primarily related to deferred compensation and depreciation. At December 31, 2019, the Company had no valuation allowance since management believes that realization of the Company's deferred tax asset is more likely than not based in 2019 earnings history and projected taxable income in 2020.

The Company accounts for income taxes in accordance with FASB ASC 740 *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not expected to be realized. In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities. The Company recognizes accrued interest and penalties, if applicable, related to income taxes as a component of income tax expense. As of December 31, 2019 the Company did not have any uncertain tax positions. As of December 31, 2019, the Company did not have any interest accrued with respect to uncertain tax positions.

The Company's federal, state and city income tax returns are closed to examination through 2015. The Company's Danish Tax return are also closed to examination through 2015.

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

## 4. RELATED-PARTY TRANSACTIONS

The Company entered into a Service Level Agreement ("SLA") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The SLA shall continue in effect until terminated by one of the parties with 90 day notification. Under the terms of the SLA, the Company agrees to provide chaperoning services, effect securities transactions, distribute research analysis to U.S. institutional investors and provide general marketing assistance on behalf of its Parent in the U.S.

The Company, through its Parent, leases office space under a non-cancellable operating lease expiring in June 2021. In accordance with the terms of the lease agreement, the Parent received a nine-month and 10 day lease abatement aggregating approximately $459,000. Under the current agreement with the Parent, the Company reimburses the Parent for 70% of the use of this office space. Rent expense for 2019 for the Company amounted to $416,080. The effect of the lease abatement and rent escalations is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $67,236, which is included in "Other liabilities" on the accompanying statement of financial condition at December 31, 2019.

The following is the Parent's approximate annual lease payments for the years ending December 31:

| | | |
|------|---|---------|
| 2020 | $ | 662,200 |
| 2021 | | 294,311 |
| Total | $ | 956,511 |

On January 29, 2018, the Company entered into a revolving loan and subordinated debt agreement with its Parent in the amount of $10,000,000. The agreement allows advances to be taken by the Company until January 29, 2021 in the aggregate amount of $1,000,000 or integral multiples thereof. The Company is obligated to repay the aggregate unpaid principal amount on all advances on or before the scheduled maturity date of January 29, 2022. The Company is also obligated to pay a fee of 0.50% on the undrawn amount payable quarterly on March 1, June 1, September 1 and December 1. There were no borrowings during 2019 under the revolving loan and subordinated debt agreement.

At December 31, 2019, a cash balance of $3,747 is held at the Parent. The account is maintained in U.S. dollars.

Unrelated to and separate from the revolving loan and subordinated debt agreement discussed in the third preceding paragraph, the Parent is obligated to the Company in the amount of $12,329,710 related to charges that have been incurred with respect to net amounts due for services rendered by the Company. Such amounts are non-interest bearing and due on demand.

## 5. DEFERRED COMPENSATION

The Company participates in the Parent's deferred bonus plan whereby certain key employees are entitled to compensation payable in cash and shares of the Parent. Such compensation can be deferred up to three years and are subject to certain adjustments, as defined in the agreement. At December 31, 2019, the accrued bonus amounted to approximately $1,187,934 of which approximately $215,500 will be payable in 2020, $128,019 will be payable in 2021, and $34,415 will be payable in 2022. The payment terms (deferral period and cash/share payout) of the 2019 bonus of $810,000 has not been set by the Parent.

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

## 6. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and amortization and are depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses on the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2019:

| | Computer Software and Hardware | Tele-communications Equipment | Furniture, Fixtures and Equipment | Leasehold Improvements | Total |
|---|---|---|---|---|---|
| Balance, January 1, 2019 | $ 1,297,568 | $ 45,977 | $ 103,771 | $ 452,508 | $ 1,899,824 |
| Additions | - | - | - | - | - |
| Balance, December 31, 2019 | 1,297,568 | 45,977 | 103,771 | 452,508 | 1,899,824 |
| Accumulated depreciation and amortization | (1,297,568) | (45,977) | (103,771) | (422,340) | (1,869,656) |
| Fixed assets, net | $ - | $ - | $ - | $ 30,168 | $ 30,168 |

Total depreciation and amortization for the year ended December 31, 2019, amounted to $45,251.

## 7. FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance December 31, 2019 |
|---|---|---|---|---|
| **Assets** | | | | |
| US Treasury Bills | $ 28,430,256 | $ - | $ - | $ 28,430,256 |
| Total at fair value | $ 28,430,256 | $ - | $ - | $ 28,430,256 |

**DANSKE MARKETS INC.**
**(A Wholly-Owned Subsidiary of Danske Bank A/S, Denmark)**
**Notes to Statement of Financial Condition**
**December 31, 2019**
**(expressed in U.S. dollars)**

8. **NET CAPITAL**

   As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2019, the Company had net capital of $27,728,721 which exceeded its requirement of $250,000 by $27,478,721.

9. **CONCENTRATION OF CREDIT RISK**

   Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the Parent. The Parent and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

   The Company maintains its cash accounts at two commercial banks. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation.

10. **SUBSEQUENT EVENTS**

    The Company has evaluated subsequent events through February 26, 2020. The Company has determined that there are no material events that would require adjustment to and for disclosure in the accompanying financial statements or notes thereto.